UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

eLong, Inc.

(Name of Issuer)

Ordinary shares, par value US$0.01 per share

(Title of Class of Securities)

290138205

(CUSIP Number)

Mr. Nanyan Zheng

No. 300 Xinjiaoxi Road, Haizhu District

Guangzhou, Guangdong 510320

People’s Republic of China

+86 20 8414 3753

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:

Karen Yan, Esq.

Fenwick & West LLP

Unit 908, Kerry Parkside Office

No. 1155 Fang Dian Road

Pudong, Shanghai 201204

People’s Republic of China

Fax: +86 21 8017 1299

May 31, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.		Name of Reporting Person Ocean Imagination L.P.
2.		Check the Appropriate Box if a Member of a Group
(a)		☐
(b)		☒
3.		SEC Use Only
4.		Source of Funds OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power None
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power None
11.		Aggregate Amount Beneficially Owned by Each Reporting Person None
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 0%
14		Type of Reporting Person PN

1.		Name of Reporting Person Ocean Voyage L.P.
2.		Check the Appropriate Box if a Member of a Group
(a)		☐
(b)		☒
3.		SEC Use Only
4.		Source of Funds OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power None
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power None
11.		Aggregate Amount Beneficially Owned by Each Reporting Person None
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 0%
14		Type of Reporting Person PN

1.		Name of Reporting Person Ocean General Partners Limited (formerly known as Fortune Smart Holdings Limited)
2.		Check the Appropriate Box if a Member of a Group
(a)		☐
(b)		☒
3.		SEC Use Only
4.		Source of Funds OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power None
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power None
11.		Aggregate Amount Beneficially Owned by Each Reporting Person None
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 0%
14		Type of Reporting Person CO

1.		Name of Reporting Person Nanyan Zheng
2.		Check the Appropriate Box if a Member of a Group
(a)		☐
(b)		☒
3.		SEC Use Only
4.		Source of Funds OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power None
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power None
11.		Aggregate Amount Beneficially Owned by Each Reporting Person None
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 0%
14		Type of Reporting Person IN

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 19, 2015 (the “Original Schedule 13D”), Amendment No. 1 to the Original Schedule 13D filed with the SEC on September 25, 2015 (the “Amendment No. 1”), and Amendment No. 2 to the Original Schedule 13D and Amendment No. 1 filed with the SEC on February 5, 2016 (the “Amendment No. 2” and, together with the Original Schedule 13D, Amendment No.1 and this Amendment No. 3, the “Statement”), which relates to the ordinary shares and high-vote ordinary shares, par value US$0.01 per share (collectively, the “Ordinary Shares”) of eLong, Inc., a Cayman Islands company (the “Issuer”). Unless specifically amended hereby, the disclosure set forth in the Original Schedule 13D, Amendment No. 1 and Amendment No. 2 shall remain unchanged. All capitalized terms used in this Amendment No. 3 but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D, Amendment No. 1 and Amendment No. 2.

Item 2.         Identity and Background

Effective on March 8, 2016, Fortune Smart Holdings Limited changed its name to Ocean General Partners Limited. Accordingly, Items 2 (a), (c) and (f) are hereby replaced by the following:

(a) This Statement is being jointly filed by Ocean Imagination L.P., an exempted limited partnership registered under the laws of the Cayman Islands (“Ocean Imagination”), Ocean Voyage L.P., an exempted limited partnership registered under the laws of the Cayman Islands (“Ocean Voyage”), Ocean General Partners Limited, a company incorporated under the laws of the Cayman Islands (“Ocean GP”), and Mr. Nanyan Zheng, a PRC citizen, with the residence of Pank River Dan Gui Garden, No.17 Han Xi Road, Panyu District, Guangzhou, PRC. Ocean Imagination, Ocean Voyage, Ocean GP and Mr. Nanyan Zheng are collectively referred to as the “Reporting Persons.”

(c) Ocean Imagination is a holding vehicle and engages in investment relating to the hotel and lodging business in China.  Ocean Voyage is the general partner of Ocean Imagination, and is also a holding vehicle engaging in the hotel and lodging business.  Ocean GP is the general partner of Ocean Voyage and is also a holding vehicle engaging in the hotel and lodging business. Mr. Nanyan Zheng is the sole shareholder and sole director of Ocean GP.

(f) Ocean Imagination is an exempted limited partnership registered under the laws of the Cayman Islands.  Ocean Voyage is an exempted limited partnership registered under the laws of the Cayman Islands. Ocean GP is a exempted company incorporated under the laws of the Cayman Islands. Mr. Nanyan Zheng is a PRC citizen.

Item 4.         Purpose of Transaction

Item 4 is hereby amended and supplemented by adding at the end thereof the following paragraphs:

On May 30, 2016, at 10:00 a.m. (Beijing time), an extraordinary general meeting of the shareholders of the Issuer was held at Xingke Plaza, Tower B, Third Floor, 10 Middle Jiuxianqiao Road, Chaoyang District, Beijing 100015, People’s Republic of China.  At the extraordinary general meeting, the shareholders of the Issuer voted to authorize and approve the previously announced Merger Agreement dated February 4, 2016, the plan of merger substantially in the form attached as Exhibit A to the Merger Agreement (the “Plan of Merger”) and the transactions contemplated thereby, including the Merger.

On May 31, 2016, the Issuer and Merger Sub filed the Plan of Merger with the Cayman Islands Registrar of Companies, pursuant to which the Merger became effective on May 31, 2016.  As a result of the Merger, the Issuer ceased to be a publicly traded company and became a wholly owned subsidiary of Parent.

At the effective time of the Merger (the “Effective Time”), each Ordinary Share, including Ordinary Shares represented by ADSs, issued and outstanding immediately prior to the Effective Time has been cancelled in exchange for the right to receive US$9.00 per Ordinary Share or US$18.00 per ADS, in each case, in cash, without interest and net of any applicable withholding taxes, except for (i) the Rollover Shares held by Rollover Shareholders, (ii) Ordinary Shares (including Shares represented by ADSs) owned by Parent, the Company or any of their respective subsidiaries and any Ordinary Shares (including Ordinary Shares represented by ADSs) reserved for issuance, settlement and allocation by the Company upon exercise or vesting of any Company share awards, and (iii) Ordinary Shares (the “Dissenting Shares”) owned by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the merger pursuant to Section 238 of the Companies Law of the Cayman Islands (collectively, the “Excluded Shares”).  Each Excluded Share other than Dissenting Shares has been cancelled for no consideration.  Each Dissenting Share has been cancelled and each holder thereof is entitled to receive the appraised value of such Ordinary Shares determined in accordance with the provisions of Section 238 of the Companies Law of the Cayman Islands.

As a result of the merger, the ADSs will no longer be listed on any securities exchange or quotation system, including the NASDAQ Global Select Market (“NASDAQ”) and the ADS program for the Shares will terminate.  NASDAQ has filed an application on Form 25 with the SEC to remove the ADSs from listing on NASDAQ and withdraw registration of the Shares under the Exchange Act.  The deregistration will become effective 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC.  The Issuer intends to suspend its reporting obligations under the Exchange Act by filing a certification and notice on Form 15 with the SEC in ten days after NASDAQ filed the Form 25.  The Issuer’s reporting obligations under the Exchange Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

Item 5.         Interest in Securities of the Issuer

Item 5 is hereby replaced as follows:

(a) – (b) As a result of the Merger, all Shares beneficially owned by the Reporting Persons prior to the Effective Time were cancelled and the Reporting Persons do not beneficially own any Ordinary Shares or have any voting power or dispositive power over any Ordinary Shares.

(c) Except as set forth in Item 4 above and incorporated herein by reference, none of the Reporting Persons has effected any transactions in the Ordinary Shares or ADSs during the 60 days preceding the filing of this Amendment No. 3.

(d) Not applicable.

(e) At the Effective Time, the Reporting Persons ceased to be beneficial owners of more than five percent of the Ordinary Shares.

Item 7.         Material to be Filed as Exhibits.

99.1                        Joint Filing Agreement by and between the Reporting Persons dated August 17, 2015 (incorporated by reference to Exhibit 99.1 to the Original Schedule 13D, filed with the Commission by the Reporting Persons on August 19, 2015).

99.2                        Assumption Agreement dated August 17, 2015 by and between Ocean Imagination L.P. and C-Travel International Limited (incorporated by reference to Exhibit 99.2 to the Original Schedule 13D, filed with the Commission by the Reporting Persons on August 19, 2015).

99.3                        Right of First Refusal Agreement dated May 22, 2015 by and between C-Travel International Limited and Keystone Lodging Holdings Limited (incorporated by reference to Exhibit 99.3 to the Original Schedule 13D, filed with the Commission by the Reporting Persons on August 19, 2015).

99.4                        Consortium Agreement dated September 18, 2015 by and among TCH Sapphire Limited, C-Travel International Limited and Ocean Imagination L.P. (incorporated by reference to Exhibit 99.4 to the Amendment No. 1 filed with the Commission by the Reporting Persons on September 25, 2015).

99.5                        Merger Agreement dated February 4, 2016 by and among eLong, Inc. China E-dragon Holdings Limited and China E-dragon Mergersub Limited (incorporated by reference to Exhibit 99.2 to eLong, Inc.’s Report of Foreign Private Issuer filed on Form 6-K on February 4, 2016).

99.6                        Equity Commitment Letter dated February 4, 2016 by Ocean Imagination L.P. in favor of eLong, Inc. (incorporated by reference to Exhibit 99.6 to the Amendment No. 2 filed with the Commission by the Reporting Persons on February 5, 2016).

99.7                        Support Agreement dated February 4, 2016 by and among China E-dragon Holdings Limited, TCH Sapphire Limited, C-Travel International Limited, Ocean Imagination L.P. and Luxuriant Holdings Limited (incorporated by reference to Exhibit 99.7 to the Amendment No. 2 filed with the Commission by the Reporting Persons on February 5, 2016).

99.8*                 Interim Investors Agreement dated February 4, 2016 by and among China E-dragon Holdings Limited, TCH Sapphire Limited, C-Travel International Limited, Seagull Limited, Luxuriant Holdings Limited, Ocean Imagination L.P., Oasis Limited and Zhou Rong (周荣) (incorporated by reference to Exhibit 99.8 to the Amendment No. 2 filed with the Commission by the Reporting Persons on February 5, 2016).

99.9                        Limited Guarantee dated February 4, 2016 by Ocean Imagination L.P. in favor of eLong, Inc. (incorporated by reference to Exhibit 99.9 to the Amendment No. 2 filed with the Commission by the Reporting Persons on February 5, 2016).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2016

OCEAN IMAGINATION L.P.
a Cayman Islands exempted limited partnership

By:	Ocean Voyage L.P.
its General Partner

By:	Ocean General Partners Limited
its General Partner

By:	/s/ Nanyan Zheng
Name:	Nanyan Zheng
Title:	Director

OCEAN VOYAGE L.P.
a Cayman Islands exempted limited partnership

By:	Ocean General Partners Limited
its General Partner

By:	/s/ Nanyan Zheng
Name:	Nanyan Zheng
Title:	Director

OCEAN GENERAL PARTNERS LIMITED

By:	/s/ Nanyan Zheng
Name:	Nanyan Zheng
Title:	Director

NANYAN ZHENG

By:	/s/ Nanyan Zheng
Name:	Nanyan Zheng